Contact

www.linkedin.com/in/alicia-long-755b45232 (LinkedIn)

Top Skills

Founder
Management
Executive Leadership

Alicia Long

Co-Founder at Nutr, ex-Google, ex-Amazon
Columbus, Ohio, United States

Summary

For the past 2 years, I’ve built a brand to change the way we milk.

Nutr is a wellness brand and creator of the patent-pending Nutr Machine – a signature product that makes nut and plant-based milks at the push of a button. Our sleek single-serve nut milk maker saves time, reduces packaging waste, and results in a tastier experience compared to store-bought nut milks. Along with our proprietary Nutr Blends, we are empowering consumers to make clean & delicious plant-based milk themselves.

Experience

The Nutr
Co-Founder & CEO
January 2021 - Present (1 year 10 months)
Columbus, Ohio, United States

Nutr is a wellness brand and creator of the patent-pending Nutr Machine – a signature product that makes nut and plant-based milks at the push of a button. Our sleek single-serve nut milk maker saves time, reduces packaging waste, and results in a tastier experience compared to store-bought nut milks.

Along with our Nutr Blends, we are empowering consumers to make clean & nutritious plant-based milk themselves.

Google
Sr. Tech Recruiter
February 2019 - January 2021 (2 years)
San Francisco Bay Area

Waymo began as the Google self-driving car project in 2009. Since then our goal has been to make it safe and easy to get around. We’re ready for the next step on our journey with the introduction of Waymo One, the fully autonomous driving ride-hailing service that makes getting there feel like being there.

ML/AI, Robotics, SWE recruiting

Amazon
Sr. Recruiter
January 2018 - February 2019 (1 year 2 months)
Remote

Tech Start Up
Sr. Tech Recruiter
January 2015 - June 2018 (3 years 6 months)
San Francisco Bay Area

focus on AI positions, including Machine Learning Scientist/researcher, Neuro-Linguistic Programming (NLP)/Computer Vision (CV)/Deep Learning/Data Scientist positions

Education

The Ohio State University Fisher College of Business
Bachelor of Business Administration - BBA, Marketing · (June 2008 - June 2011)